SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 16, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat completes acquisition of Stratos Global

and implements new distribution terms with partners

15th April 2009 – Inmarsat plc (LSE: ISAT), the leading provider of global mobile satellite communications services, today confirms that it has completed the acquisition of Stratos Global Corporation (‘Stratos’). Inmarsat has also signed new distribution agreements with all of its major partners. Trading under the new agreements begins today.

Following today’s closing, Stratos will become a wholly-owned operating division of the Inmarsat group. Stratos operations will continue to be managed by the existing Stratos management team, reporting directly to Inmarsat at a corporate level. Inmarsat has implemented a fair channel management policy by a segregation of its wholesale and Stratos operating divisions. Inmarsat remains committed to a primarily indirect distribution model through its existing channels to market.

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “We are pleased to have completed the acquisition of Stratos in line with our plan. The Stratos business has performed strongly in the last two years and we look forward to continuing and developing on this success. Our strategy is to work with all distributors, including our Stratos division, to develop opportunities for increasing market penetration of our global services. Our goal is stability and continuity in our channel for the benefit of all customers.”

As previously announced, the acquisition of Stratos was funded in December 2007 and no additional financing was required to complete the transaction. Approvals from key regulators such as the Federal Communications Commission (USA) and the Minister of Industry, Canada were received in connection with the transaction.

- ends -

About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. The company's services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31st December 2008, Inmarsat plc had total revenue of US$996.7 million (2007: US$576.5 million) with an EBITDA of US$531.2 million (2007: US$388.1 million). For more information, please visit www.inmarsat.com.

For further information, please contact:

Chris McLaughlin

Inmarsat

Telephone: +44 20 7728 1015

Mobile: +44 779 627 6033

Email: chris_mclaughlin@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: April 16, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: April 16, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer